Exhibit 19.1

LIQUIDVALUE DEVELOPMENT INC.

INSIDER TRADING POLICY

Adopted as of March 17, 2025

In order to take an active role in the prevention of insider trading violations by the directors, officers and other employees of LiquidValue Development Inc. (the “Company”) and its subsidiaries, as well as by certain other individuals, the Nominating and Corporate Governance Committee of the Board of Directors of the Company has adopted the policies and procedures described in this Insider Trading Policy (the “Policy”).

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options.

The Policy applies to all directors, officers and all other employees of, or consultants or contractors to, the Company and its subsidiaries, as well as members of their “Immediate Families” (as defined below) and members of their households, and others, in each case where such persons have or may have access to “Material Nonpublic Information” (as defined below). These groups of people are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider. The term “Immediate Family” shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother in-law or sister-in-law, and shall include adoptive relationships.

Any person who possesses Material Nonpublic Information is an Insider for so long as the information is not publicly known. Any employee of the Company or its subsidiaries can be an Insider from time to time, and would be subject to this Policy.

An Insider may be subject to substantial civil and criminal liability for engaging in transactions in the Company’s securities while such Insider is in possession of Material Nonpublic Information. In addition, an Insider may be liable for improper transactions conducted by persons (commonly referred to as “tippees”) to whom such Insider has disclosed Material Nonpublic Information.

Compliance Officer

The Company has appointed the Chief Legal Officer (or his/her successor in office), or such other person reporting to the Chief Legal Officer as the Chief Legal Officer shall designate and oversee, or if the Company has no Chief Legal Officer such person that the Board shall designate as the Company’s Insider Trading Compliance Officer (the “Compliance Officer”). In the absence of an internal Chief Legal Officer, the Company’s outside securities counsel may also serve as the Compliance Officer for purposes of determining compliance with this Policy.

STATEMENTS OF POLICY

General Policy

It is the policy of LiquidValue Development Inc. and its subsidiaries to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading.

Specific Policies

1. Trading on Material Nonpublic Information. No director, officer or other employee of, or consultant or contractor to, the Company or its subsidiaries, and no member of the Immediate Family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company or its subsidiaries, and ending at the close of business on the second (2nd Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. The determination of whether or not to make any public disclosure, and the timing thereof, shall be in the sole discretion of the senior management of the Company and the Board of Directors (or any committee thereof established to oversee public disclosure by the Company). For example, if public disclosure of previously Material Nonpublic Information occurs on a Monday of a given week, a person subject to this policy and the guidelines described herein may not engage in any transaction involving a purchase or sale of the Company’s securities until the beginning of Wednesday of the same week.

As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading. A Trading Day begins at the time trading begins on such day.

This restriction on trading does not apply to transactions executed under a trading plan adopted pursuant to Securities and Exchange Commission Rule 10b5-1(c) (17.C.F.R. §240.10b5-l(c) (“Rule 10b5-l(e)”) and approved in writing by the Board of Directors of the Company or a committee thereof, or such proper officer(s) of the Company as may be designated by the Board of Directors (an “Approved Rule 10b5-1 Trading Plan” -see TRADING GUIDELINES AND REQUIREMENTS paragraph 5 below) The policy may be waived under certain circumstances (including waivers granted for financial hardship of the proposed transferee) including a waiver of the Black Out period (as described below); subject, in all cases, to compliance with applicable laws and regulations. The determination of whether a transaction is in compliance with, or exempt from this Policy shall be determined in the sole discretion of the Board of Directors (or any committee thereof) with the assistance of the Compliance Officer. Any Insider desiring to establish a Rule 10b5-l plan or to undertake any other transaction intended to be exempt from this Policy shall provide all information, certificates and documents as may be requested by the Board of Directors (or any committee thereof).

2. Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

3. Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any director, officer or employee of, or consultant to, the Company receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results or projections) that may require disclosure of Material Nonpublic Information, the inquiry should be referred to the Chief Executive Officer of the Company, who are responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations. Disclosure of any information regarding the Company is subject to the general policies of disclosure in effect and established by the Board of Directors and senior management from time to time. No person is authorized by this Policy to disclose information regarding the Company.

4. Short Sales. No director, officer or employee of, or consultant to, the Company, and no member of the immediate family or household of such person, shall engage in a short sale of the Company’s stock. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter (a “short against the box”) or any other transaction in which the person engaging in such transaction derives an economic benefit as a result of a decline in the price of the Company’s securities.

2

Transactions in certain put and call options for the Company’s securities may in some instances constitute a short sale. Short sales of the Company’s securities by directors, officers or employees are potentially harmful for several reasons: First, the short seller may be suspected of insider trading, and may be subject to criminal prosecution and other penalties; Second, a short sale by a director, officer or employee may be misinterpreted by brokers as a possible signal of future bad news about the Company and may lead brokerage houses to make unfounded recommendations of sales of the Company’s securities; and finally, a short seller is effectively betting against the Company’s success.

POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

1. Liability for Insider Trading: Pursuant to federal and state securities laws, Insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

2. Liability for Tipping: Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading. In addition, whether or not the Material Nonpublic Information is “positive” or “negative” and how it affects the Company’s stock price is not relevant. In addition, Insiders may be subject to civil and criminal penalties even when no “profit” is obtained.

3. Possible Disciplinary Actions: Employees of the Company and its subsidiaries who violate this Policy shall also be subject to disciplinary action by the Company, which may include, among other things, ineligibility for future participation in the Company’s equity incentive plans and bonus compensation plans, forfeiture of bonus awards or options, or termination of employment, as well as subject the violator to civil action by the Company.

TRADING GUIDELINES AND REQUIREMENTS

In order to provide guidelines for Insiders, this Policy establishes certain timeframes which will govern when Insiders may or may not trade securities of the Company. Please be advised that the Policy cannot cover every possible scenario, and therefore you are advised to seek prior advice from the Compliance Officer before undertaking any trade.

Black-out Period. The period beginning at the close of market on the final day of the third (3rd) calendar month of each quarter and ending at the beginning of the second (2nd) Trading Day following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that officers, directors and certain employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter during that period.

Accordingly, this period of time is referred to as a “black-out” period. All members of the Company’s Board of Directors, all officers (as identified in the Company’s SEC filings) and certain other of the Company’s employees and consultants are prohibited from trading during such period. THE COMPANY WILL NOTIFY EACH PERSON WHO IS SUBJECT TO THIS PROHIBITION.

To ensure compliance with this policy and applicable federal and state securities laws, the Company requires that each member of the Board of Directors, each officer and certain other employees of, or consultants to, the Company (as identified and notified from time to time by the Company) refrain from conducting transactions involving the purchase or sale of the Company’s securities during the Black Out Period.

3

The Policy establishes a “Trading Window” during which, period insiders may trade in the securities of the Company. The Trading Window commences at the open of market on the second (2nd) Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the final day of the third calendar month of the next quarter.

Notwithstanding the applicability of any Trading Window, an insider may be in possession of Material Nonpublic Information which will prohibit him or her from undertaking any transactions.

From time to time, the Company may also prohibit directors, officers and potentially a larger group of employees of, and consultants to, the Company from trading securities of the Company because of material developments known to the Company and not yet disclosed to the public. In such event, each person who has been so identified and notified by the Company may not engage in any transaction involving the purchase or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading. This restriction on trading does not apply to transactions made under an Approved Rule 10b5-l Trading Plan. The restriction on trading does encompass the fulfillment of “limit orders” by any broker and any broker with whom any such limit order is placed must be so instructed at the time it is placed. The Company ordinarily will re-open the trading window at the beginning of the second (2nd) Trading Day following the date of public disclosure of the information, or at such time as the information is no longer material.

The safest period for trading in the Company’s secu1ities, assuming the absence of Material Nonpublic Information, is probably only the first 10 days of the trading window and trading during that period is recommended (unless of course you are in possession of Material Nonpublic Information at that time or unless you have an Approved Rule 10b5-1 Trading Plan).

Even during the Trading Window (as described below), any person possessing Material Nonpublic Info1mation concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person.

TRADING IN THE COMPANY’S SECURITIBS DURING THE “TRADING WINDOW” SHOULD NOT BE CONSIDERED A “SAFE HARBOR,” AND ALL DIRECTORS, OFFICERS OR OTHER EMPLOYEES OF, OR CONSULT ANTS TO, THE COMPANY AND OTHER PERSONS SHOULD USE GOOD JUDGMENT AT ALL TIMES WHEN TRADING COMPANY SECURITIES.

2. Suggested Preclearance of Transactions. The Company suggests that all Section 16 Persons and Designated insiders refrain from engaging in transactions regarding the Company’s securities during Trading Windows without first pre-clearing such transactions with the Compliance Officer or his designee to insure they comply with this Policy.

3. Notification of Trades and other Transactions. Each Section 16 Person must ensure that he or she or his or her broker provides the Compliance Officer or his designee with detailed information (trade date, number of shares, exact price) regarding every transaction involving the Company’s securities, including gifts, transfers, pledges and all Rule 10b5-1 transactions, contemporaneously with execution. The obligations of each Section 16 Person to file Section 16 reports (Forms 3, 4 and 5) are his or her own personal obligations, and the Company is not responsible for his or her failure to file accurate and timely Forms 3, 4 and 5. However, the failure to make required filings (or to make them in a timely manner) does reflect upon the Company, and therefore the Company has an interest in enforcing compliance with all relevant rules and regulations.

4

4. Individual Responsibility. Every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, and appropriate judgment should be exercised in connection with any trade in the Company’s securities. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

5. Approved Trading Plans. Insiders subject to the trading restrictions set forth in paragraph 1 above may, notwithstanding such restrictions, engage in transactions regarding the Company’s securities during periods when a Trading Window is not open if these transactions are made pursuant to a Trading Plan (as defined below) in compliance with this paragraph 5. To do so, the applicable Insider must do all of the following:

(a) During an open Trading Window when the Insider is not aware of Material Nonpublic Information, the Insider must enter into a binding contract to purchase or sell securities, provide instructions to another person to purchase or sell securities for the Insider’s account, or adopt a written plan for purchasing or selling the securities (this Policy refers to any such contract, instructions or plan, as a “Trading Plan”). The Insider may not enter into a new Trading Plan (or modify or terminate an existing Trading Plan) except during an open Trading Window when the Insider is not aware of Material Nonpublic Information.

(b) The Trading Plan must do at least one of the following: (1) specify the Amount, Price, and Date of the transaction(s); (2) include a written formula or plan of trading, algorithm, or computer program for determining the Amount, Price, and Date for the transaction(s); or (3) not permit the Insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales, provided that if anyone else is permitted to exercise such influence such person is not aware of any Material Nonpublic Information when doing so. For the purposes of this paragraph 5, the following definitions apply:

* “Amount” means either a specified number of securities or a specified dollar value of securities.

* “Price” means the market price on a particular date or a limit price, or a particular dollar price.

* “Date” means, in the case of a market order, the specific day of the year on which the order is to be executed (or as soon thereafter as is practicable under ordinary principles of best execution). In the case of a limit order, Date means the day of the year on which the order is in force.

(c) A purchase or sale is not pursuant to a Trading Plan if the Insider who entered into the Trading Plan altered or deviated from the Trading Plan to purchase or sell securities (whether by changing the Amount, Price or Date of the purchase or sale) or entered into or altered a corresponding or hedging transaction or position with respect to those securities. A Trading Plan may be modified or amended upon execution of appropriate amendments to the Trading Plan and provided that at the time of amendment or modification the Insider is not aware of Material Nonpublic Information.

(d) The Company has determined that all Insiders who wish to adopt (modify or terminate) a Trading Plan pursuant to this paragraph 6 must give the Compliance Officer prior notice. Without limitation of any term of this paragraph 6, the Company may require any Insider (or group of Insiders) wishing to adopt a Trading Plan to first obtain written approval from the Compliance Officer.

(e) Any Company approval, review or notification with respect to a Trading Plan adopted pursuant to this paragraph 5 shall not constitute, and shall not be deemed to constitute any endorsement or approval of that Trading Plan by the Company, or a determination, conclusion or opinion by the Company or its personnel that the terms of that Trading Plan (or any modification or termination thereof), the adoption, use or administration thereof or any transactions effected pursuant thereto comply with (and do not violate) applicable securities laws or that any sales or purchases of Company securities thereunder will be effected in compliance with such securities laws.

5

6. Termination of Relationship with Company and its Subsidiaries. If an Insider’s relationship with the Company and its subsidiaries is terminated, such person shall nonetheless not engage in transactions regarding the Company’s securities while in possession of Material Nonpublic Information. Subject to the foregoing, if such person is a Section 16 Person or Designated Insider and such relationship is terminated outside a Trading Window, such person shall not engage in transactions regarding the Company’s securities until the next Trading Window. Furthermore, subject to the first sentence of this paragraph 6, if any such person is subject to any other restriction on his or her ability to engage in transactions regarding the Company’s securities pursuant this Policy, at the time such relationship is terminated, such person shall not engage in transactions regarding the Company’s securities until such time as he or she would have been permitted to do so if his or her relationship with the Company and its subsidiaries had not been terminated.

APPLICABILITY OF POLICY TO INSIDE INFORMATION REGARDING OTHER COMPANIES

This Policy and the restrictions and guidelines described herein also apply to Material Nonpublic Info1mation relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed for, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All directors, officers and other employees should treat Material Nonpublic Information about the Company’s business partners with the same care required for information related directly to the Company.

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. In this regard, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

Financial Related Events:

●	Financial results
●	Projections of future earnings or losses
●	Stock splits
●	New equity or debt offerings
●	Changes in dividend policy
●	Impending bankruptcy or financial liquidity problems
●	Material impairment, write-off or restructuring
●	Creation of a material direct or contingent financial obligation

Corporate Developments:

●	Pending or proposed merger or acquisition
●	The disposition or acquisition of significant assets
●	Gain or loss of a substantial customer or supplier
●	Termination or reduction of business relationship with customer

6

Service and Product Related Events:

●	Timing of new services or product introductions or material contracts
●	New product announcements of a significant nature
●	Significant product defects or modifications
●	Significant pricing changes

Other:

●	Significant litigation exposure due to actual or threatened litigation
●	Major changes in senior management
●	Material agreement not in the ordinary course of business (or termination thereof)

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. Either positive or negative information may be material.

Certain Exceptions

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plans or the purchase of shares under the Company’s employee stock purchase plan (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

Additional Information - Directors and Officers

Directors and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as ce1iain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option, nor the purchase of stock under the Company’s employee stock purchase plan is deemed a purchase under Section 16(b); however, the sale of any such shares is a sale under Section 16. Moreover, pursuant to Section 16(c) of the Exchange Act (as well as this Policy), no Section 16 Persons or any other employee may make a short sale of the Company’s stock.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Compliance Officer. The Compliance Officer has discretionary authority to construe, interpret and apply the terms of this Policy and to determine compliance with this Policy. Every finding, decision and determination made by the Company’s Compliance Officer shall, to the full extent permitted by law, be final and binding upon all parties. In addition, the Company reserves the right to update or amend this Policy at any time.

7